Piper Jaffray & Co.
800 Nicollet Mall
Minneapolis, Minnesota 55402
December 13, 2010
VIA EDGAR & FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Mr. Jeffrey Riedler
          Ms. Karen Ubell

Re:	7,700,000 Shares of Common Stock Fortegra Financial Corporation Registration Statement on Form S-1 File No. 333-169550
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representative of the prospective underwriters of the above issue, hereby joins in the request of Fortegra Financial Corporation that the effectiveness of the Registration Statement on form S-1 (Registration No. 333-169550) relating to such shares be accelerated so that the Registration Statement will become effective at 5:00 P.M. Eastern Time on Wednesday, December 15, 2010 or as soon thereafter as practicable.
Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that we have effected to date approximately the following distribution of the Preliminary Prospectus dated December 2, 2010:
3,145 total copies distributed:
1,449 to institutions; and
1,696 to others.
Number of underwriters and dealers to whom the preliminary prospectus was furnished: 7
[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours, Piper Jaffray & Co.
By:	/s/ Christie L. Christina
	Name:	Christie L. Christina
	Title:	Managing Director